

December 31, 2013

Via E-mail
David B. White
Chief Financial Officer
First Busey Corporation
100 W. University Ave.
Champaign, Illinois 61820

Re: **First Busey Corporation**
        Form 10-K for Fiscal Period Ended December 31, 2012
        Filed March 14, 2013
        Definitive Proxy 14A
        Filed April 17, 2013
        File No. 000-15950

Dear Mr. White:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2012

Signatures, page 63

1. We note that the Chief Financial Officer and Principal Accounting Officer, Mr. White, has signed the 10-K on behalf of the Company but has not signed in his capacity as CFO/PAO. In future filings, Mr. White must sign on his own behalf. Please confirm that you will comply with this comment in all future filings.

Notes to Consolidated Financial Statements

Note 3. Securities, page 85

2. You have investments of over $280 million in state and political subdivisions that comprise 68.6% of your shareholders' equity at December 31, 2012. Please provide us proposed revised disclosure to be included in future periodic reports that:

    •   discloses the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

    •   discloses the nature and primary revenue sources for your special revenue bonds;

    •   discloses any concentrations in state, municipal and political subdivision bonds,

    •   discloses your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Definitive 14A filed April 17, 2013

Certain Relationships and Related-Person Transactions, page 36

3. We note your disclosure on page 36 of your proxy regarding transactions with insiders. In future filings, please remove the language that indicates this statement is an opinion of management. In addition, please clarify that the terms are made on terms prevailing at the time for comparable transactions with other persons not related to the Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Livingston at (202)551-3448 or Kathryn McHale at (202)551-3464 if you have questions on legal matters. Please contact Chris Harley at (202)551-3695 or me at (202)551-3452 with questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Reviewing Accounting